HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 43 96

RECEIVED

2006 DEC 18 A 7:10

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06019311

Naarden, 7 December 2006

SUPPL

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Samira el Harchaoui

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Enc.

File nr. 082-04865

RECEIVED
2006 DEC 18 A 7:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 16 November 2005

1. COMMERCIAL REGISTER

Date	Language	Change

2. PRESS RELEASES

Date	Language	Subject
16 November 2006	English and Dutch	Counsels'closing speeches in Ceteco lawsuit: Hagemeyer deems Ceteco claim unfounded

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change

6. OTHER

Date	Language	Subject
30 November 2006	English	Movements in number of shares outstanding 2006

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Counsels' closing speeches in Ceteco lawsuit: Hagemeyer deems Ceteco claim unfounded

On 16, 22, and 23 November 2006, counsels' closing speeches will be held in the Ceteco lawsuit before the Court of First Instance in Utrecht. This lawsuit is related to the bankruptcy of Ceteco and has been mentioned in Hagemeyer's Annual Report since 2003.

Since 1995, Hagemeyer held, directly and indirectly, approximately 65% of the shares in Ceteco N.V., which was declared bankrupt in May 2000. In October 2003, Ceteco's bankruptcy receivers filed a lawsuit against Hagemeyer, the managing and supervisory board members and the external accountant of Ceteco for the entire deficit in the bankruptcy, currently estimated by the receivers at € 160 million, excluding interest and expenses.

Hagemeyer remains fully confident that the receivers' claim will be dismissed. Examiners who have investigated the cause of Ceteco's bankruptcy on behalf of the receivers have concluded that Hagemeyer does not belong to those parties which can be held responsible for Ceteco's downfall. Hagemeyer has not established a specific provision for this claim.

It is expected that a judgment in this litigation will be given in a few months.

Naarden, 16 November 2006
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information: Emilie de Wolf
Investor Relations & Group Communications
Tel. +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

In the first nine months of 2006 Hagemeyer had net revenues of € 4.6 billion (FY 2005: € 5.6 billion) and employed approximately 17,600 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 - 6957676, FAX 035 - 6944396

PERSBERICHT

Pleidooien in Ceteco-procedure: Hagemeyer acht claim ongegrond

Op 16, 22 en 23 november 2006 zullen bij de rechtbank van eerste aanleg in Utrecht pleidooien worden gehouden in de Ceteco-procedure. Deze procedure houdt verband met het faillissement van Ceteco en is door Hagemeyer sinds 2003 vermeld in haar jaarverslag.

Sinds 1995 hield Hagemeyer direct en indirect ongeveer 65% van de aandelen in Ceteco N.V., dat in mei 2000 failliet werd verklaard. In oktober 2003 is door de curatoren van Ceteco een rechtszaak aangespannen tegen Hagemeyer, de leden van de Raad van Bestuur en Raad van Commissarissen en de externe accountant van Ceteco voor het gehele tekort van de faillissementsboedel, op dit moment door de curatoren geschat op € 160 miljoen, exclusief rente en kosten.

Hagemeyer blijft de uitkomst van de procedure met vertrouwen tegemoet zien. Door de curatoren ingeschakelde onderzoekers hebben op basis van hun onderzoek naar de oorzaken van het faillissement van Ceteco geconcludeerd dat Hagemeyer niet behoort tot de voor de ondergang van Ceteco verantwoordelijke partijen. Hagemeyer heeft geen specifieke voorziening getroffen voor deze vordering.

Het zal naar verwachting nog enkele maanden duren voordat uitspraak in deze procedure wordt gedaan.

Naarden, 16 november 2006
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:
Voor nadere informatie: Emilie de Wolf,
Investor Relations & Group Communications
Tel: 035 6957676
www.hagemeyer.com
press@hagemeyer.com

Over het eerste negen maanden van 2006 realiseerde Hagemeyer een netto omzet van € 4,6 miljard (gehele jaar 2005: € 5,6 miljard) en had circa 17.600 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.

Filenr: 082-04865

Hagemeyer N.V.
Treasury Department

MOVEMENTS IN NUMBER OF SHARES OUTSTANDING 2006
As per November 30, 2006

	January Actual	February Actual	March Actual	April Actual	May Actual	June Actual	July Actual	August Actual	September Actual	October Actual	November Actual	December	YTD
Ordinary shares [K]													
Opening balance	274	274	274	274	274	274	274	274	274	274	274	274	
Exchanged for CF shares													0
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0	0
Closing balance	274	274	274	274	274	274	274	274	274	274	274	274	
Ordinary shares (Registered)													
Opening balance	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	
Exchanged for CF shares(ex KBW/Stokvis)	0	0	0	0	0	0	0	0	0	0	0	0	0
Stockdividend	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0	0
Closing balance	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	
													0
Shares in Register of Shareholders													0
Opening balance	2.262.554	2.262.554	2.249.886	2.018.380	2.018.380	1.912.400	1.905.372	1.856.652	434.630	434.630	434.630	434.630	
Registered shareholders													0
Coversion to Ordinary Shares		(12.668)	(231.506)		(105.980)	(7.028)	(48.720)	(1.422.022)					(1.827.924)
Stockdividend	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL	0	(12.668)	(231.506)	0	(105.980)	(7.028)	(48.720)	(1.422.022)	0	0	0	0	(1.827.924)
Closing balance	2.262.554	2.249.886	2.018.380	2.018.380	1.912.400	1.905.372	1.856.652	434.630	434.630	434.630	434.630	434.630	
Ordinary shares [CF]													
Opening balance	513.921.152	513.921.152	513.933.820	514.276.615	514.284.742	514.395.623	514.402.651	514.451.371	515.873.393	515.873.393	515.873.393	515.873.393	
Exchange of K and Registered shares													0
Share issue	0		110.799										110.799
Exercise of stock options													0
Stock dividend													0
Conversion convertible			490	8.127	4.901								13.518
Conversion Registered Shares		12.668	231.506		105.980	7.028	48.720	1.422.022					1.827.924
TOTAL	0	12.668	342.795	8.127	110.881	7.028	48.720	1.422.022	0	0	0	0	1.952.241
Closing balance	513.921.152	513.933.820	514.276.616	514.284.742	514.395.623	514.402.651	514.451.371	515.873.393	515.873.393	515.873.393	515.873.393	515.873.393	

	NUMBER OF SHARES As at 01/01/06	NUMBER OF SHARES total movements	NUMBER OF SHARES As at 30/11/06	SHARE CAPITAL As at 01/01/06	SHARE CAPITAL total movements	SHARE CAPITAL As at 30/11/06
Ordinary shares [K, EUR 9.60]	274	0	274	2.630,40	0,00	2.630,40
Ordinary shares [Registered, EUR 1.20]	5.144	0	5.144	6.172,80	0,00	6.172,80
Shares in Register of Shareholders(EUR 1.20)	2.262.554	(1.827.924)	434.630	2.715.064,80	(2.193.508,80)	521.556,00
Ordinary shares [CF, EUR 1.20]	513.921.152	1.952.241	515.873.393	616.705.382,40	2.342.689,20	619.048.071,60
Total Ordinary shares [on a EUR 1.20 basis !!!]	516.191.042	124.317	516.315.359	619.429.250,40	149.180,40	619.578.430,80

Total shares		675.000.000
Bonds 2009	149.999M/2.04	(73.524.020)
Bonds 2012	134.977M/2.83	(47.695.053)
Total ordinary shares		(516.315.359)
Sharre map		(822.632)
Shares for option plans		(5.014.189)
Shares to issue		31.628.747

CC: IM,JHR,TV,AN,RJ,PB,PV,CB,RCR